UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 11 August 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr Iain Ross

Chairman

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

ASX RELEASE

11 August 2017

NOVOGEN MODIFIES VOTING PROCEDURE FOR ADR PROGRAM

Australian oncology-focused biotechnology company, Novogen Limited (ASX: NRT; NASDAQ: NVGN) announces changes to the treatment of unvoted proxies associated with its NASDAQ-listed American Depository Receipts (ADRs).

A Deposit Agreement exists between Novogen and Bank of New York Mellon (BNY Mellon). The standard agreement, which is also used by many other ADR issuers, defines the relationship between the ADRs and the Company’s ASX listed securities and, in particular, provides for unvoted proxies in a general meeting to be directed to an individual of the Company’s choosing. This practice was instituted at the Novogen 2016 Annual General Meeting. Novogen followed independent legal advice prior to adopting this approach and in passing unvoted proxies to the Chair, observed what it understands to be common practice among companies that are listed on NASDAQ.

The Company has become aware, however, that this procedure has been a matter of concern to several Australian holders. In recognition of these concerns, and after discussion with ASX, ASIC, its bankers, and its legal advisors, the Company has formed the view that unvoted proxies in future general meetings should not be so directed, and will therefore not be considered in respect of future shareholder resolutions. Novogen has instructed its depository holders, BNY Mellon, not to provide a proxy vote to the Company in relation to unvoted proxies in future general meetings.

Novogen Chairman, Iain Ross, commented, “the Board of Novogen, which was recently restructured, is focused on maintaining the highest standards of corporate governance. While the company has consistently followed independent legal advice in the management of its ADRs, we recognize that the treatment of unvoted proxies is a matter of concern to certain shareholders, and have therefore revised the way these shares will be handled in future resolutions.”

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRXE-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com